UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number

001-13293

THE HILLMAN COMPANIES, INC.

(Exact name of registrant as specified in its charter)

10590 Hamilton Avenue

Cincinnati, OH 45231

(513) 851-4900

(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

11.6% Junior Subordinated Debentures; Preferred Securities Guaranty

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 268

Pursuant to the requirements of the Securities Exchange Act of 1934, The Hillman Companies, Inc. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 12, 2021	THE HILLMAN COMPANIES, INC.

	By:	/s/ Douglas J. Cahill
	Name:	Douglas J. Cahill
	Title:	Chairman, President and Chief Executive Officer